Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Custom Social Inc.
3160 College Ave, Suite 203
Berkeley , CA 94705
https://www.getarrow.ai/

Up to $1,069,999.25 in Class A Non-Voting Common Stock at $0.95
Minimum Target Amount: $9,999.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Custom Social Inc.
Address: 3160 College Ave, Suite 203, Berkeley , CA 94705
State of Incorporation: DE
Date Incorporated: January 22, 2019

Terms:

Equity

Offering Minimum: $9,999.70 | 10,526 shares of Class A Non-Voting Common Stock
Offering Maximum: $1,069,999.25 | 1,126,315 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $0.95
Minimum Investment Amount (per investor): $249.85

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

<u>Amount-Based:</u>

$500+ | Tier 1

Arrow Boost for free for 1 year, gift the free one year to any small business in America, and receive 3% Bonus Shares.

$1,000+ | Tier 2

Arrow Boost for free for 2 years, Gift the free years to any small business in America, and receive 5% Bonus Shares.

$2,500+ | Tier 3

Arrow Boost for free for lifetime, gift the lifetime free to any small business in America, exclusive early access to other Arrow AI products, and receive 10% Bonus Shares.

$5,000+ | Tier 4

Up to 5 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, and receive 12% Bonus Shares.

$10,000+ | Tier 5

Up to 10 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, quarterly conference call with management team, and receive 15% Bonus Shares.

$25,000+ | Tier 6

Up to 20 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, once a quarter strategic marketing discussion with Founders ($2,500 value), and receive 20% Bonus Shares.

<u>The 10% StartEngine Owners' Bonus:</u>

Custom Social, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $0.95 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

The Company and its Business

Company Overview

We are a C-Corporation incorporated under the name Custom Social Inc., in the state of Delaware in 2019. The Company's principal product is Arrow Boost, a browser extension that uses Artificial Intelligence to help Small Businesses market themselves more effectively on Facebook.

Our Mission is to make digital advertising work for everyone, everywhere. What we do is build effective, easy-to-use, and affordable digital advertising tools for millions of Small Businesses and "solopreneurs". We believe that Small Businesses are being "left behind" when it comes to digital advertising and are often underserved by agencies and enterprise platforms built for larger companies.

Our business model is self-serve SaaS tools that are high value, affordable, and integrate seamlessly into major advertising platforms. We charge $9 per month per user for Arrow Boost. Our products are end-to-end self-serve, do not require a sales team or staff for onboarding. The user simply downloads the extension from the Google Chrome store, installs it, and starts using it right away. We offer instructional videos, FAQs, and limited online chat support.

The company plans to build a suite of browser extensions so small businesses can find their potential customers everywhere in the digital advertising ecosystem: Pinterest, Connected TV like Roku, Tik-Tok, Snapchat, and other digital channels.

To date, the Company's management team are the primary shareholders of the corporation's outstanding stock. We completed a seed round in early 2021 and are generating revenue with early investment focused on building the core technology and team. This next phase of the company is now focused on commercializing the technology and growing the user base of small businesses using our self-serve tools.

Competitors and Industry

The advertising ecosystem is dominated by large players with revenues in the tens of billions and user bases in the billions such as Google and Facebook. In the meantime, local advertising options are more limited now than 20 years ago; The Yellow Pages and other directories do not have the reach they once did.

Enterprise solutions such as Kenshoo (600+ employees private/est. valuation $750MM) and Quantic Mind (privately held/est. valuation of up to $500MM) charge up-front fees and monthly minimums. Adscale and Madgicx (38,000 users and over 45,000 users respectively) are platform solutions that compete with Google and Facebook, require dedicated staff to learn and use, and charge variable costs based on usage. There are over 7MM freelancers and micro-agencies (3 to 5 people) managing digital marketing in the US representing $2BN in fees paid by small businesses.

Current Stage and Roadmap

The company was founded in early 2019 and raised an initial seed round of $900K. Mid

Summer 2019, the company started operations focused on building a core technology stack, algorithms, and machine learning. In parallel, over the past 18 months, the company is running a managed services business and as of January 2020 achieved revenues of $681K. The core technology and Facebook API integration are completed including a data lake fed by $25MM + in advertising spend to map and correlate the relationship between consumer "interests" such as liking "Finding Nemo" on FB and purchase intent for a particular product like a dog leash or brand of soap.

In January of 2021, we started to build our first self-serve tool - Arrow Boost. This product is a browser extension and built to serve the needs of Small Businesses looking to "boost posts" on Facebook, directing them to their target consumer and improving the accuracy of their ads. This product is seamlessly integrated into Facebook and is currently in private Beta on the Google Chrome store with a waitlist of over 2,000 businesses waiting to trail the product.

We currently have 3 other products at the MVP stage: Arrow Reveal - a product for marketing pros ($49 per month) with expanded ad targeting features; Arrow Atlas - a heat map that tells businesses where their customer base lives and Arrow Pin - similar to Arrow Boost but integrated into Pinterest. We plan to roll out Arrow Reveal commercially in 2021 and the other products in 2022. Meanwhile, we have plans to build up to 5 additional browser extensions to address other digital channels that are now opening up to small businesses: Tik-Tok, Snapchat, and connected TV apps like Roku.

The Team

Officers and Directors

Name: Rolan Reichel

Rolan Reichel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 19, 2019 - Present
  Responsibilities: Rolan Reichel receives a salary of $175,000 per year. As the Chief Operating Officer Rolan is responsible for all key areas of executive management: Operations (staff, hiring, organization, company culture), Sales and Marketing including revenue growth, product deployment, user success, and product and brand marketing; Technology including strategic product vision and oversees the VP of Product and CTO to ensure deployment of budget and on-time delivery. Rolan is directly responsible for fundraising and investor relations.

Other business experience in the past three years:

- **Employer:** Aquarius AI (Good Life Networks)
  Title: COO
  Dates of Service: February 15, 2017 - March 12, 2019
  Responsibilities: Oversee all operations of the company, product development and rollout, fundraising.

Name: Pablo Munoz De Cote

Pablo Munoz De Cote's current primary role is with MDR. Pablo Munoz De Cote currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Pablo Munoz de Cote receives a salary of $75,000. Pablo is a co-founder and investor. His primary responsibility is strategic leadership on fundraising, product, and partnerships. He regularly meets with the executive team to guide fundraising, valuation and is focused on an exit strategy and forging strategic partnerships with other companies in the eCommerce and Small Business Verticals. He has limited involvement in daily operations.

Other business experience in the past three years:

- **Employer:** MDR
  Title: CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Daily Operations

Name: Bill Rose

Bill Rose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Bill Rose receives a salary of $125,000 per year and has received 400,000 shares in exchange for his services to the company. Bill Rose is the Chief Technology Officer with direct responsibility to build, maintain and deploy all products for the company. He oversees the development staff, works closely with products, and will also code and build software as needed. Bill reports to Rolan, the Chief Executive Officer.

Other business experience in the past three years:

- **Employer:** Hub Spend
  Title: Co-Founder
  Dates of Service: November 01, 2017 - September 01, 2019
  Responsibilities: Chief Technology Officer

Other business experience in the past three years:

- **Employer:** Gruuv Interactive
  Title: Chief Technology Officer
  Dates of Service: November 01, 2015 - January 12, 2018
  Responsibilities: Oversee software development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for improving digital ads. Our revenues are therefore dependent upon the market for digital advertising.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Arrow AI. Delays or cost overruns in the development of our Arrow AI and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Custom Social Inc was formed on1/22/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Custom Social Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that Arrow Ai is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Custom Social Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Custom Social Inc. could harm our reputation and materially negatively impact our financial condition and business.

The online advertising industry may be regulated by the government

The government may make changes to privacy laws, regulations of on line ads or other public policy which would affect our products and the digital advertising marketplace in general.

Third party applications and APIs

The company products rely on integrations and third party APIs to gain data and gain access advertising platforms. Changes in these APIs, including deprecation, may affect performance and continuation of service and may result in outages.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rolan Reichel	8,800,000	Class A Voting Common Stock	46.0
Pablo Munoz De Cote	8,800,000	Class A Voting Common Stock	46.0

The Company's Securities

The Company has authorized CN- 1 Pablo Munoz De Cote Schonbrunn, CN 2 - Arcadian Fund, CN 3 - Kazazorel, CN 4 - Axel Zwach Munoz de Cote, CN 5 - Oma Investment Group, CN 6 - Axel Zwach Munoz de Cote, CN 7 - Pablo Munoz de Cote, CN 8 - Jose Ramos, CN 9 - Marty Glick, CN 10 - Oscar Villalobos, CN 11 - Carlos Espinoza, CN 12 - Jose Ramos, Class A Voting Common Stock, and Class A Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,126,315 of Class A Non-Voting Common Stock.

CN- 1 Pablo Munoz De Cote Schonbrunn

The security will convert into Shares and the terms of the CN- 1 Pablo Munoz De Cote Schonbrunn are outlined below:

Amount outstanding: $52,000.00
Maturity Date: May 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: $1,500,000

Material Rights

There are no material rights associated with CN- 1 Pablo Munoz De Cote Schonbrunn.

CN 2 - Arcadian Fund

The security will convert into Shares and the terms of the CN 2 - Arcadian Fund are outlined below:

Amount outstanding: $250,000.00
Maturity Date: May 21, 2021
Interest Rate: 4.0%

Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 2 - Arcadian Fund.

CN 3 - Kazazorel

The security will convert into Shares and the terms of the CN 3 - Kazazorel are outlined below:

Amount outstanding: $200,000.00
Maturity Date: May 21, 0021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 3 - Kazazorel.

CN 4 - Axel Zwach Munoz de Cote

The security will convert into Shares and the terms of the CN 4 - Axel Zwach Munoz de Cote are outlined below:

Amount outstanding: $25,000.00
Maturity Date: May 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 4 - Axel Zwach Munoz de Cote.

CN 5 - Oma Investment Group

The security will convert into Shares and the terms of the CN 5 - Oma Investment Group are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 5 - Oma Investment Group.

CN 6 - Axel Zwach Munoz de Cote

The security will convert into Shares and the terms of the CN 6 - Axel Zwach Munoz de Cote are outlined below:

Amount outstanding: $25,000.00
Maturity Date: May 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 6 - Axel Zwach Munoz de Cote.

CN 7 - Pablo Munoz de Cote

The security will convert into Shares and the terms of the CN 7 - Pablo Munoz de Cote are outlined below:

Amount outstanding: $48,000.00
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 7 - Pablo Munoz de Cote.

CN 8 - Jose Ramos

The security will convert into Shares and the terms of the CN 8 - Jose Ramos are outlined below:

Amount outstanding: $15,000.00
Maturity Date: May 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 8 - Jose Ramos.

CN 9 - Marty Glick

The security will convert into Shares and the terms of the CN 9 - Marty Glick are outlined below:

Amount outstanding: $100,000.00
Maturity Date: May 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 9 - Marty Glick.

CN 10 - Oscar Villalobos

The security will convert into Shares and the terms of the CN 10 - Oscar Villalobos are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 10 - Oscar Villalobos.

CN 11 - Carlos Espinoza

The security will convert into Shares and the terms of the CN 11 - Carlos Espinoza are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 11 - Carlos Espinoza.

CN 12 - Jose Ramos

The security will convert into Shares and the terms of the CN 12 - Jose Ramos are outlined below:

Amount outstanding: $35,000.00
Maturity Date: May 21, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 12 - Jose Ramos.

Class A Voting Common Stock

The amount of security authorized is 21,000,000 with a total of 20,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

What it means to be a minority holder

The Class A Non-Voting Common Stock sold in this offering does not feature voting rights. As a minority holder of Class A Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $900,000.00
  Use of proceeds: Investment, technology, build the team, operations
  Date: May 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue for 2020 was $395,453 compared to $289,107, up 36.7%. This is increase is related to growth in revenue from the user base and increased performance of the technology, allowing for more output with relatively stable human and technology resources.

We believe that increased advertising spend and growth of user base will continue to drive results as measured by advertising performance and revenue as increased data and insights contribute to the performance of our technology.

Cost of sales

Cost of sales decreased from $264,834 to $224,301 a reduction of 18.07%. This reduction is largely due to user growth on stable technology expenditures and shifting of work from human resources to technology. As the company shifts to fully self-serve, we anticipate reducing staff costs further and re-allocating budgets toward marketing with a one-time cost to build self-serve support content with low maintenance fees.

Gross Profits

Gross Profits enjoyed an increase of 605% from $24,273 in 2019 to $171,152 in 2020. This improvement is due to better efficiencies in staff to revenue ratios and improved technology.

Expenses

The companies expenses include investment in technology, staff, and operations. One-time costs such as investment, legal, patent filings are included as well. Expenses in 2019 are $507,756 and 490,328 for a modest decrease YOY. In 2020 we have added team members in GA, user support, and decreased software development staff.

Historical results and cash flows:

We believe current revenues are indicative of the early stages of the company and not an indicator of future performance. During the Covid-19 global pandemic, the decision was made to offer a managed services business focused on a technology offering and marketing services for high-growth, mid-cap eCommerce brands. The benefits are real advertising spend to feed data, insights, and market knowledge as well as revenue to maintain the business and fund development.

The company's approach to building and deploying technology is an investment focus on data infrastructure, processing, and technology stack with less than 10% of the overall budget deployed against UI (User Interface). The company is of the opinion that this approach keeps costs low and while maintaining a competitive advantage and potentially allows the company to develop and deploy multiple products on the same proprietary data and technology stack. Over $950K is invested in technology from revenue and investment. The company plan is to taper off technology investment and shift the budget to user acquisition, marketing, and growth. We believe a majority of the "one-time" costs associated with the start-up phase of the company are done.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current capital resources of the company are cash on hand plus incoming revenues of offset expenditures which include annual contracts for the managed services business.

Current revenues through May 1, 2021, are $139,720 and gross profits of $61,464.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are for growth. For operating capital, the company has two sources of funds: ongoing revenue and potential future raises.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the Company’s Crowdfunding Campaign were to raise $1,070,000 the Company would have $1,131,612 in assets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company's current burn rate is $66,580 per month considering all Opex including investment in technology. Based on current revenue and cash reserves the cash-out date is November 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

Considering current growth rates in revenue of 20% YOY and increased operational costs of 10% for marketing costs and staff, the company will be able to operate for 21 months if we raise the maximum amount.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available are limited to future capital raises.

Indebtedness

- **Creditor:** Pablo Munoz de Cote - Loan
  Amount Owed: $100,000.00
  Interest Rate: 3.5%
  Maturity Date: July 12, 2021

- **Creditor:** Pablo Munoz de Cote - Loan
  Amount Owed: $20,839.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  This is a loan and does not have a fixed maturity date.

- **Creditor:** Arcadian Fund - Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2021

- **Creditor:** Jose Ramos - Envelp Fund - Convertible Note
  Amount Owed: $15,000.00
  Interest Rate: 5.0%
  Maturity Date: May 31, 2022

- **Creditor:** OMA holdings - Convertible Note
  Amount Owed: $50,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2021

- **Creditor:** Cosmos Holdings - Convertible Note
  Amount Owed: $200,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2021
  There are no other material terms to this debt

- **Creditor:** Axel Walch - Convertible Note
  Amount Owed: $50,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2021

- **Creditor:** Pablo Munoz de Cote - Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2021

- **Creditor:** Marty Glick - Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2022

- **Creditor:** Carlos Espinosa - Convertible Note
  Amount Owed: $50,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2022

- **Creditor:** Jose Ramos - Envelp Fund - Convertible Note
  Amount Owed: $35,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2022

- **Creditor:** Oscar Villalobos - Convertible Note
  Amount Owed: $50,000.00
  Interest Rate: 4.0%
  Maturity Date: May 31, 2022

Related Party Transactions

- **Name of Entity:** Pablo Munoz de Cote
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan to the company of $20,839
  Material Terms: During April 2020, the company received two tranches of the loan in the amount of $20,839 from Pablo Munoz De Cote, one of the owners. These payments are to be paid back via cash as soon as cash flow to the company permits as a director's loan to the company or at the sole discretion of Pablo to

be paid via equity or other means to be determined in the future as along as the payout is equal to the loan amount. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $18,050,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued. The company set its valuation internally, without a formal third-party independent valuation.

Our technology stack and core codebase are built and patent-pending including our data processes (ML/AI/Algorithm) that correlate trillions of data points between products, services, and businesses on FB to consumer-based "interests" like a book, tv show, or brand. We are post-revenue, $681,000 as of 1/1/21. We have 2 self-service tools we are launching built on the same technology stack, Arrow Boost and Arrow Reveal, into a potential market of 31 MM SMBs in the United States.

Marketing automation software, like Hubspot, typically trades in the 12X to 18X range and it is not unusual for technology startups to be valued at 25X-35X revenue in the first few years of operations. A relevant comparison is companies who serve small and medium-sized businesses with email marketing automation software (we do ad targeting automation), like Mailchimp ($4bn valuation/privately held) and Send in Blue (raised $160MM series B).

Current partnerships and API integrations include Facebook and we have a user referral agreement with Trust Pilot that has over 450,000 small businesses in their network. We previously completed a seed round of $900K at an $8MM valuation cap. Since then, the Company has grown to 18 people.

The core management team (leadership, product, technology) is on board with equity. Our VP of product, Justin Lockwood has built consumer-facing apps for HBO, CNN, and Virgin America. His apps have been downloaded over 100MM times and his unique ability to build easy-to-use and broad market tools are especially applicable for Arrow. Bill Rose has managed over $1BN in the development budget for Disney, Infoseek, and Adobe.

Because of the factors discussed above, the Company believes a pre-money valuation of $18MM is an accurate assessment.

The company set its valuation internally, without a formal third-party independent valuation. In determining our price per share we did not account for 1M options that have been reserved for future issuance but unissued as of the date of this memorandum.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Premium Deferred Fee*
  96.5%
  Start Engine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  55.0%
  User Acquisition

- *Operations*
  10.0%
  Growth and Talent

- *Research & Development*
  31.5%
  Technology investment, growth of AI

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.getarrow.ai/ (www.getarrow.ai/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/arrow-ai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Custom Social Inc.

[See attached]

CUSTOM SOCIAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Custom Social, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Custom Social, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 7, 2021
Los Angeles, California

Custom Social, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 28,414	$ 52,356
Account receivables, net	33,198	64,281
Prepaids and other current assets	-	10,000
Total current assets	**61,612**	**126,637**
Total assets	**$ 61,612**	**$ 126,637**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$ 53,153	$ 42,837
Shareholder loan	20,839	-
Accrued interest	41,029	12,261
Current portion of Loan Payable	4,860	-
Current portion of Convertible notes	250,000	-
Other current liabilities	46,083	-
Total current liabilities	**415,964**	**55,098**
Loan Payable	84,040	-
Convertible Notes	415,000	577,000
Total liabilities	**915,004**	**632,098**
STOCKHOLDERS EQUITY		
Common Stock	190	180
Capital distribution	(10,000)	(10,000)
Retained earnings/(Accumulated Deficit)	(843,582)	(495,641)
Total stockholders' equity	**(853,392)**	**(505,461)**
Total liabilities and stockholders' equity	**$ 61,612**	**$ 126,637**

See accompanying notes to financial statements.

Custom Social, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 395,453	$ 289,107
Cost of revenue	224,301	264,834
Gross profit	171,152	24,273
Operating expenses		
General and administrative	479,733	501,511
Sales and marketing	10,595	6,245
Total operating expenses	490,328	507,756
Operating income/(loss)	(319,176)	(483,483)
Interest expense	28,768	12,261
Other Loss/(Income)	(3)	(103)
Income/(Loss) before provision for income taxes	(347,941)	(495,641)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (347,941)**	**$ (495,641)**

See accompanying notes to financial statements.

Custom Social, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares		Common Stock Amount		Capital Distribution		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity
Balance—December 31, 2018	-	$	-	$	-	$	-	$	-
Issuance of Common Stock	**18,000,000**		180		-		-		180
Capital distribution					(10,000)				(10,000)
Net income/(loss)	-		-		-		(495,641)		(495,641)
Balance—December 31, 2019	18,000,000	$	180	$	(10,000)	$	(495,641)	$	**(505,461)**
Issuance of Common Stock	1,000,000		10		-		-		10
Net income/(loss)	-		-		-		(347,941)		(347,941)
Balance—December 31, 2020	**19,000,000**	**$**	**190**	**$**	**(10,000)**	**$**	**(843,582)**	**$**	**(853,392)**

See accompanying notes to financial statements.

Custom Social, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(347,941)	$	(495,641)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Account receivables, net		31,083		(64,281)
Prepaid expenses and other current assets		10,000		(10,000)
Account Payables		10,316		42,837
Accrued interest		28,768		12,261
Other current liabilities		46,083		-
Net cash provided/(used) by operating activities		**(221,691)**		**(514,824)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		10		180
Capital distribution				(10,000)
Borrowing on Shareholder loan		20,839		
Borrowing on Convertible Notes		88,000		577,000
Borrowing on Loan Payable		88,900		
Net cash provided/(used) by financing activities		**197,749**		**567,180**
Change in cash		(23,942)		52,356
Cash—beginning of year		52,356		-
Cash—end of year	**$**	**28,414**	**$**	**52,356**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	12,261
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Custom Social, Inc. was founded on January 22, 2019 in the state of Delaware. The financial statements of Custom Social, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The company is third generation advertising company, based in California. Democratizing the media tools for every business, creating success and access for small and medium businesses, sustainable D2C eco-system. Our AI powered browser extension is privacy first, not based on PII, cookie data or device ID

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Custom Social, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing the services

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $10,595 and $6,245, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Amount due from the owner	$ -	$ 10,000
Total Prepaids and other current assets	**$ -**	**$ 10,000**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Expenses	$ 46,083	$ -
Total Other Current Liabilities	**$ 46,083**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 19,000,000 and 18,000,000 have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL Loan	$ 88,900	1.00%	6/14/2020	6/14/2050	$ 889	$ 889	$ 4,860	$ 84,040	$ 88,900
Total					**$ 889**	**$ 889**	**$ 4,860**	**$ 84,040**	**$ 88,900**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 4,860
2022	4,860
2023	4,860
2024	4,860
2025	4,860
Thereafter	64,600
Total	**$ 88,900**

Owner Loans

During the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pablo Munoz De Cote, Ventura PMDC	$ 35,838	0.00%	Fiscal Year 2020	No set maturity	$ -	$ -	$ 20,839	$ -	$ 20,839
Total					$ -	$ -	$ 20,839	$ -	$ 20,839

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

During 2019, The Company issued convertible notes to several lenders. The details, terms and maturities of the convertible notes are as follow:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019A Convertible Note- Arcadian Fund	$ 250,000	4.00%	Fiscal year 2019	5/31/2021	10,000	10,000		250,000	250,000	8,617	8,617	-	$ 250,000	250,000
2019A Convertible Note- certain lender	$ 15,000	5.00%	Fiscal year 2020	5/31/2022	750	750		15,000	15,000					
2019A Convertible Note- certain lender	$ 50,000	4.00%	Fiscal year 2019	5/31/2022	2,000	2,000		50,000	50,000				$ 25,000	25,000
2019A Convertible Note- certain lender	$ 200,000	4.00%	Fiscal year 2019	5/31/2021	8,000	8,000	200,000	-	200,000	8,000	8,000		$ 200,000	200,000
2019A Convertible Note- certain lender	$ 50,000	4.00%	Fiscal year 2019	5/31/2021	2,000	2,000	50,000	-	50,000	2,000	2,000		$ 50,000	50,000
2019A Convertible Note- certain lender	$ 100,000	4.00%	Fiscal year 2019	5/31/2022	4,000	4,000		100,000	100,000	2,080	2,080		$ 52,000	52,000
Total					$ 26,750	$ 26,750	$ 250,000	$ 415,000	$ 665,000	$ 20,697	$ 20,697	$ -	$ 577,000	$ 577,000

The convertible notes are convertible into preferred stock at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by the one (1) minus the Discount Rate of 20%, and (ii) if a Valuation Cap of $8,000,000, the quotient resulting from dividing the Valuation Cap of $ 8,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (103,826)	$ (142,026)
Valuation Allowance	103,826	142,026
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (245,851)	$ (142,026)
Valuation Allowance	245,851	142,026
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $823,898, and the Company had state net operating loss ("NOL") carryforwards of approximately $837,208. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During April 2020, the company received two tranches of the loan in the amount of $20,839 from Pablo Munoz De Cote, one of the owners. These payments are to be paid back via cash as soon as cash flow to the company permits as a director's loan to the company or at the sole discretion of Pablo to be paid via equity or other means to be determined in the future as along as the payout is equal to the loan amount. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 7, 2021 the date the financial statements were available to be issued.

On January 12, 2021, the company entered into a Promissory Note agreement with Ventura PMDC, S.A. DE C.V. in the amount of $100,000. The note bears an interest rate of 3.5% and has maturity date as of July 12, 2021.

On April 5, 2021, the company issued a Convertible Promissory Note in the amount of $100,000 to a certain lender. The Note bears an interest rate of 4% and has a maturity date as of May 31, 2022.

During March 2021, the company issued a Convertible Promissory Note in the amount of $50,000 to a certain lender. The Note bears an interest rate of 4% and has maturity date on May 31, 2022. The valuation cap is set to $8,000,000 and the discount rate is 20%.

On April 27, 2021, the company issued a Convertible Promissory Note in the amount of $35,000 to a certain lender. The Note bears an interest rate of 4% and has maturity date on May 31, 2022. The valuation cap is set to $8,000,000 and the discount rate is 20%.

On May 15, 2021 and June 15, 2021, the company received an aggregate amount of $50,000 from issuing a Convertible Promissory Note to a certain lender. The Note bears an interest rate of 4% interest and has a maturity date of May 31, 2022. The valuation cap is set to $8,000,000 and the discount rate is 20%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $319,176, an operating cash flow loss of $221,691 and liquid assets in cash of $28,414, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Arrow AI by Custom Social

Our mission is to make digital advertising work for everyone


ARROW + facebook
Like having an entire marketing agency in your pocket. Feels weird but he results are amazing!
LIKE MAGIC

Website | Berkeley , CA | SOCIAL MEDIA

$0.00 raised

0 Investors	**$18.1M** Valuation
$0.95 Price per Share	**$249.85** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Arrow is Artificial Intelligence that utilizes expansive data to help small businesses efficiently and effectively target their social media ads. Arrow's strength lies within its proprietary data set and patent-pending technology, which uses interest-based targeting rather than cookies or mobile device ID data. The browser extension has low user acquisition costs ($2) and an equally low uninstall rate (less than 10%). In its first year, Arrow generated almost $500k in revenue.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Experienced executive team (previous companies include Disney, Adobe, HBO and Target) with previous AI technology and public markets exit. The Board of Advisors includes management from Impact Radius (global advertising technology company) Golden State Warriors and Oracle. Built core technology and the product, integrations and team are in place to scale the company.
- Raised $900K in a seed round in 2019, leverage to revenue positive in the first year and generated $681K since company was founded.
- 31 MM small and medium businesses in the US and 80% are looking for digital tools to increase online sales indicating massive consumer base; Arrow AI builds self serve, scalable tools that integrate with existing platforms like Facebook and charges $9 per month, affordable for any business. We have over 2,000 businesses signed up already to use Arrow Boost.

Purposeful software that helps small businesses reach their marketing goals

As the pandemic has altered the state of every community across the country and world and stimulus packages attempt to undo some of the economic damage in the U.S., it is now more important than ever for small businesses to reach their ideal consumers—so much so that 80% of small businesses in 2020 were in search of digital tools to help their sales.

Our Arrow AI software offers a solution. Using an expansive data set, we help businesses with their social media ad targeting for a much lower fee than they would pay elsewhere.

Just a year after launch, we already have 2,000 people on our waitlist—and that number is growing every day.


80% of small businesses in 2020 were in search of digital tools to help their sales
Our Arrow AI software offers a solution

Source

THE PROBLEM

Small businesses are suffering on social media

In the 21st century, marketing on social media is a must for small businesses.

Yet 62% of ad posts never reach the right people, in part because platforms require a large spend before their algorithms will kick in, pricing many small businesses out of the game.

62% of ad posts never reach the right people.

Source

THE SOLUTION

A Browser Extension that cuts the clutter and gets ads where they need to go

Arrow is a Browser Extension that eliminates the frustration of trying to figure out Facebook marketing and helps small businesses' ads reach their target audience.



Arrow is a Browser Extension that eliminates the frustration of trying to figure out Facebook marketing.

THE MARKET

The direct-to-consumer boom means business owners need access to affordable ads

There are roughly 2.1 million direct-to-consumer stores in the U.S., and that number is growing every day. Throughout the pandemic, 500,000 new small businesses were started and revenue on Shopify's platform grew 96%.

Facebook had 10 million advertisers globally in the third quarter of 2020. That was up from seven million a year earlier. That's approximately a 43 percent increase in one year and during the pandemic. The United States small business market consists 31.7 small businesses with 60.6M small business employees.

Roughly

2,100,000

direct-to-consumer stores in the U.S., and is growing every day.

500,000

new small businesses throughout the pandemic

Shopify grew by

96%

Source 1, Source 2, Source 3



This growing market is expected to comprise 30 million people in the U.S. alone in the next five years.

Source

OUR TRACTION

Acquiring users at a quick, steady pace through partnerships with major social media players

To date, we've raised $900K in seed capital, which was leveraged to see $681K in revenue since our founding in 2019.

Our self-service MVP tools are currently invite-only in the Google Chrome store as of April 2021. With this, we already have key partnerships for distribution channels and user acquisition growth in place with Facebook (API integrated), Shopify, and Pinterest.

We also currently have 2,000 users on a wait list that is growing at a rate of approximately 50 people per day.


We've raised
$900K
in seed capital, which was leveraged to see
$681K
in revenue since founding in 2019.
SO COOL!


2000
users on a wait list
LIKE MAGIC
50
new users on the list, daily

WHAT WE DO

It's not about getting more clicks. It's about getting the right clicks.

We've mapped the entire Facebook ecosystem, which includes trillions of data points regarding all the available categories of Facebook pages, as well as 5.5 million targetable consumer interests (e.g., hobbies, behaviors, demographics, etc.).

Our AI uses this expansive data set to recommend customized ad targeting strategies to our clients for an amazing $9 a month.

Building data for 18 months, we ran 32K in advertising campaigns and over $25MM in FB advertising spend. Using Arrow's proprietary insights, we deliver an 80% accuracy rate for ad campaigns.

We believe using Arrow is a no-brainer for small and medium businesses alike.

We've mapped the entire Facebook ecosystem

Including trillions of data points and 5.5 million targetable consumer interests

"More than 80% delivered a better than one return on ad spend"



THE BUSINESS MODEL

For a small monthly fee, we help business stop losing money on ads that reach the wrong people

We offer two different monthly subscription products for people and businesses advertising on Facebook, Pinterest, Snapchat or TikTok.

Arrow Boost

- **$9/month**
- **Designed for users spending anywhere from a few hundred to a few thousand a month on ads**

Arrow Boost

- **$49/month**
- **Designed for professionals and users who have bigger marketing teams**

Our user acquisition costs are sub $2, and our cost of user support is 32 cents per user.

HOW WE ARE DIFFERENT

Data is easy to utilize for companies working with Arrow

Many companies have tried to serve small businesses but fail because of the high cost of user acquisition, high churn, and difficulty educating and retaining their clientele.

We believe our simple browser extension solves all of these issues: it requires no learning, it's intuitive, and it integrates seamlessly into the platforms our clients are already using. Our user acquisition costs are low ($2), and the uninstall rate for our extension is less than 10%.

We see interest-based targeting replacing Cookie Data and mobile Device ID as the industry standard, with our proprietary data set and patent-pending technology. With our data and user base as our IP.


YOU GOT THIS!

Our simple browser extension solves all of these issues:

- **Requires No Learning**
- **Intuitive**
- **Seamless Integration**

THE VISION

We envision ourselves as the industry leader in interest-based marketing and privacy

Our objective is to become the go-to tool for anyone advertising on any social media platform. Within three years we intend to be serving millions of small businesses, with 400,000+ downloads of our software.


become the go-to tool for anyone advertising on social media

OUR LEADERSHIP

We've got the right team with the right product at the right time

Arrow is Co-Founder & CEO, Rolan Reichel's second AI tech build. He has experience managing, growing, and selling ad tech companies, including a video advertising platform called Aquarius AI, which is still traded on Toronto Venture Exchange.



Rolan Reichel

Co-Founder & CEO

Co-Founder & Director Pablo Munoz De Cote is an international entrepreneur in direct-to-consumer brands. Having built and sold 50+ brands in the housewares category, he understands mass marketing and how to scale.

Pablo Munoz De Cote

Co-Founder & Director



WHY INVEST

At Arrow, we've invested our resources wisely—and we hope you'll do the same

Our strength lies in our data—and so does most of our investment.

In fact, 94% of our technology investment is in the data we produce, as well as AI and scalability. With this strong foundation, we believe small businesses will love what we are offering. And larger companies will see the value of our user base and data.

"Our strength lies in our data—and so does most of our investment.



Meet Our Team



Rolan Reichel

Chief Executive Officer

CEO and entrepreneur focused on building and delivering real solutions for businesses with a radical focus on value and growth online. The ability to build your business on the web is more important than ever and the technologies that support that growth need to meet the business owner at the intersection of their everyday lives - easy to use, empowered with AI, automated, mobile, and at your fingertips. This is what we do.



Pablo Munoz De Cote

Director

As a serial entrepreneur and investor Pablo has built brands in the eCommerce and direct to consumer verticals in LATAM and globally. Pablo is also an investor in the bio-sciences, health technology, and software sectors. His company, MDR, based in Mexico City, operates in 30 countries and competes with multinational companies in the Pharmaceutical and Housewares categories.

Pablo is committed to a world where innovation solves real business problems for small and medium businesses, solopreneurs, and believes that when small businesses win, we all win.



Justin Lockwood

VP Product

I create things that are designed to be used and enjoyed. Not just admired but interacted with. That demonstrate knowledge and feel personal. Because this is what makes design memorable. During my almost 20 year career, I've been lucky to work with some of the world's most admired brands — companies like Alaska Airlines, Lululemon, All Recipes (Appy Award Winner '14), GAP, Madison Square Garden, Target (Webby Award Winner '15 and '16), TOMS, HBO, Marvel, TED, and CNN. In recent years I've helped startups including Lottery.com, Spoon Rocket, Healthiest, Trizic, and Prevail design successful products and raise millions in funding.



Bill Rose

Chief Technology Officer

Over the past 30+ years in my career, I have been able to constantly learn new approaches and ways to solve problems using software. I have worked with some of the best minds in the industry where we brought the first Search Engine to the Internet (Infoseek, acquired by Disney) which brought information to everyone around the globe. I also had the pleasure of leading engineering at Frame Technology (acquired by Adobe) where we brought long document processing to all size computers. When the iPhone launched I worked with many companies and brands to bring advertising to mobile devices including Honda, Ford, Starbucks, CNBC, Toyota, McDonald's, LG, Unilever, Kraft, Disney, Time, AOL, and many, many more.



Marty Glick - Advisor

Advisor

Marty Glick is in his eighth season with the Golden State Warriors, his sixth as special advisor to ownership. In this capacity, Glick is primarily responsible for advising ownership on major strategic issues including the financing of Chase Center, the team's state-of-the-art sports and entertainment center slated to open in the fall of 2019 in San Francisco and other major strategic initiatives. He is also a board member for the Warriors Community Foundation

Prior to assuming his current role in the summer of 2013, Glick served two seasons as chief financial officer for the Warriors, overseeing all financial strategy, planning and accounting for the organization. He is also a minority owner.

A highly-regarded former biotech executive whose affiliations have a history of innovative success, Glick has accumulated a wealth of experience as a prominent financial figure for several large biotech businesses during his career. He spent more than a decade (1987-1997) at Genentech of South San Francisco, where he most recently served as vice president of finance. He also served as executive vice president and chief financial officer of Theravance, a Bay Area-based drug discovery company, for seven years (1998-2005) and was a co-founder and board member of Eyetech Pharmaceuticals.

Additionally, Glick was co-founder and chairman of the board of PEAK Surgical – an innovative private medical device company – and his résumé also includes a seven-plus year stint as the chair of the Biotech Tax and Finance Committee.

A native of Chicago, Glick earned his MBA in Finance at Kellogg School of Management at Northwestern University, his Bachelor of Science in Business Administration (BSBA) in Accounting at Creighton University and is also a CPA and Chartered Accountant (Ontario, Canada).



Todd Crawford

Advisor

Co-Founder of Impact Radius, 550 person global adtech company funded by Providence Equity Partners and Silversmith Capital Partners.

Offering Summary

Company	Custom Social Inc.
Corporate Address	3160 College Ave, Suite 203, Berkeley , CA 94705
Offering Minimum	$9,999.70
Offering Maximum	$1,069,999.25
Minimum Investment Amount (per investor)	$249.85

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	10,526
Maximum Number of Shares Offered	1,126,315
Price per Share	$0.95
Pre-Money Valuation	$18,050,000.00

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Arrow Boost for free for 1 year, gift the free one year to any small business in America, and receive 3% Bonus Shares.

$1,000+ | Tier 2

Arrow Boost for free for 2 years, Gift the free years to any small business in America, and receive 5% Bonus Shares.

$2,500+ | Tier 3

Arrow Boost for free for lifetime, gift the lifetime free to any small business in America, exclusive early access to other Arrow AI products, and receive 10% Bonus Shares.

$5,000+ | Tier 4

Up to 5 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, and receive 12% Bonus Shares.

$10,000+ | Tier 5

Up to 10 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, quarterly conference call with management team, and receive 15% Bonus Shares.

$25,000+ | Tier 6

Up to 20 Arrow Boost for free for lifetime, exclusive early access to other Arrow AI products, gift the product for lifetime for free to any small business in America, once a quarter strategic marketing discussion with Founders ($2,500 value), and receive 20% Bonus Shares.

The 10% StartEngine Owners' Bonus:

Custom Social, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $0.95 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ANNOUNCER VO:

Facebook's ad revenue in 2020 was $82.4 billion.

And small businesses accounted for 75% of that.

Problem is, 62% of their ads didn't reach the right people.

And those small businesses lost $38 Billion dollars.

So we're helping them with Arrow AI – the brilliant AI browser extension that makes Facebook ads work.

Arrow helps small businesses advertise with confidence.

Because it reduces ad losses and improves targeting by 80%...to boost results.

And it's only $9 a month.

With that kind of turnaround, we believe Arrow is going to be very big with small business.

31 million small businesses...and growing.

How easy is Arrow?

Simply install Arrow in your browser and it automatically integrates with your Facebook ad account.

There's no sign up or password to remember.

Now, if you're a pizza shop looking to sell more pies...

Arrow acts like a compass that points you towards the exact interests your ads should target.

It analyzes over 5 million Facebook interest data points to uncover over 10 trillion different, micro-targeted audience combinations, which no human could possibly find.

Every time you open Facebook, you'll find Arrow's high-value advertising recommendations waiting.

Just select them for your ad set...

And the results are substantial.

Here's the proof: Benjamin Fuchs Truth Treatment Systems used Arrow and saw a 465% increase in revenue in 5 months.

CBIZ used Arrow to target small businesses and saw a 110% increase in B2B leads.

And Echelon Bikes rode Arrow's interest-based audiences to a 300% increase return on ad spend.

Easy. Effective. Affordable. Arrow works because it isn't designed to get more clicks; it gets the right clicks.

When you invest today, you'll help 31 million small businesses grow their online sales...

drive more traffic into their stores—

You'll help them profit and succeed.

We have 1,200 businesses already on our wait list.

And we've generated $681 thousand dollars since our founding in 2019. And it's growing fast. (lose this line)

Because even the smallest small business can afford just $9 a month.

And with the rapid shift towards increased online privacy...we think old, keyword-based ad models are dead.

But our patent-pending tech and proprietary interest-based database is designed to align perfectly with the future of digital advertising.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 06/16/2021
FILED 01:54 PM 06/16/2021
SR 20212467244 - File Number 7247699

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CUSTOM SOCIAL INC.

Custom Social Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Custom Social Inc.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on January 22, 2019.

THIRD: Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "***DGCL***"), this Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Certificate of Incorporation of the corporation (the "***Certificate of Incorporation***").

FOURTH: The Certificate of Incorporation of the corporation shall be amended and restated to read in full as follows:

1. **Name.** The name of the corporation is Custom Social Inc. (the "***Corporation***").

2. **Registered Agent.** The address of the registered office of the Corporation in the State of Delaware is Vcorp Services, LLC, 1013 Centre Road, Suite 403-B, Wilmington, DE 19805, in the County of New Castle. The name of the registered agent of the Corporation at such address is Vcorp Services, LLC.

3. **Purpose.** The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. **Classes of Stock.**

(a) The total number of shares of stock that the Corporation shall have authority to issue is 22,200,000 shares of common stock having a par value of $0.0001 per share ("***Common Stock***") of which 21,000,000 are designated as Class A Voting Common Stock ("***Class A Voting Common Stock***"), and 1,200,000 are designated as Class A Non-Voting Common Stock ("***Class A Non-Voting Common Stock***"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations, of the Class A Non-Voting Common Stock are identical with those of the Class A Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Class A Voting Common Stock and Class A Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Voting Common Stock shall possess exclusively all voting power, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him or her of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of the stockholders of the Corporation.

(c) Except as otherwise required by law, shares of the Class A Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of the Class A Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of the Class A Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of the Class A Non-Voting Common Stock at a meeting of the holders of the Class A Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or Bylaws so as to adversely affect (disproportionately relative to the Class A Voting Common Stock) the preferences, rights or powers of the Class A Non-Voting Common Stock.

(d) Concurrently with the filing of this Certificate of Incorporation with the Secretary of State of Delaware, all shares of the Common Stock of the Corporation outstanding immediately prior to such filing shall be redesignated as Class A Voting Common Stock, and all rights exercisable or convertible into the Common Stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into the Class A Voting Common Stock.

5. **Vote by Ballot.** Unless and except to the extent that the Bylaws of the Corporation (the "***Bylaws***") shall so require, the election of directors of the Corporation need not be by written ballot.

6. **Limitation of Liability.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this Section Six shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

7. **Indemnification.** The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in

connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

8. **Amendment of Bylaws.** In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. **Amendment of Certificate of Incorporation.** The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or the Bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 15th day of June, 2021.

/s/ Rolan Reichel
Rolan Reichel
Chief Executive Officer

ACTION BY UNANIMOUS WRITTEN CONSENT
IN LIEU OF MEETING
OF THE BOARD OF DIRECTORS
OF
CUSTOM SOCIAL INC.

June 14, 202

In accordance with Section 141(f) of the General Corporation Law of the State of Delaware, as amended (the "***DGCL***"), the undersigned, constituting the members of the Board of Directors (the "***Board***") of **CUSTOM SOCIAL INC.**, a Delaware corporation (the "***Corporation***"), do hereby consent to and adopt the resolutions set forth hereinafter as of the date first set forth above as fully as though the same were adopted at a meeting of the Board called and held for that purpose and do hereby waive the holding of any formal meeting and any notice required to be given in connection therewith:

1. Approval of Class A Non-Voting Stock Financing

WHEREAS, the Board, taking into consideration the Corporation's capital needs and all other potential financing sources and alternatives, deems it reasonable, advisable, fair and in the best interests of the Corporation and its stockholders to offer, sell and issue 1,200,000 shares of Class A Non-Voting Stock pursuant to a Class A Non-Voting Stock Subscription Agreement by and between the Corporation and each purchaser party thereto in substantially the form attached hereto as **Exhibit A** (the "***Subscription Agreement***" and such financing, the "***Class A Non-Voting Stock Financing***").

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and approves the Subscription Agreement in substantially the form attached as **Exhibit A** and the Class A Non-Voting Stock Financing;

RESOLVED FURTHER, that the Board hereby determines that the Class A Non-Voting Stock Financing, including the issuance of the Corporation's Class A Non-Voting Stock pursuant to the Subscription Agreement, is fair as to the Corporation and its stockholders and advisable and in the best interests of the Corporation and its stockholders; and

RESOLVED FURTHER, that the Corporation be, and hereby is, authorized and empowered to consummate the Class A Non-Voting Stock Financing and perform all of its obligations under the Subscription Agreement and the other transaction documents contemplated thereby.

2. Approval of Amended and Restated Certificate of Incorporation

WHEREAS, in connection with the Class A Non-Voting Stock Financing, the Board has declared it advisable and in the best interests of the Corporation and its stockholders to amend the Certificate of Incorporation of the Corporation (the "***Certificate of Incorporation***") to (i) authorize up to 20,000,000 shares of Class A Voting Common Stock; and (ii) authorize up to 1,200,000 shares of Class A Non-Voting Common Stock; by approving and adopting the Amended and Restated Certificate of Incorporation, in substantially the form attached hereto as **Exhibit B** (the "***Amended and Restated Certificate of Incorporation***").

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable that the Certificate of Incorporation be amended pursuant to the Amended and Restated Certificate of Incorporation, in substantially the form attached hereto as **Exhibit B**;

RESOLVED FURTHER, that the Amended and Restated Certificate of Incorporation, in substantially the form attached hereto as **Exhibit B**, is hereby adopted and approved in all respects, subject to the approval of such Amended and Restated Certificate of Incorporation by the Corporation's stockholders;

RESOLVED FURTHER, that the Officers are hereby authorized and directed to submit the Amended and Restated Certificate of Incorporation for approval and adoption by the Corporation's stockholders representing at least a majority of all issued and outstanding shares of capital stock of the Corporation, by means of a consent in lieu of a special meeting in accordance with Section 228 of the DGCL and in accordance with Section 242 of the DGCL and the Certificate of Incorporation;

RESOLVED FURTHER, that the Board hereby recommends that the Corporation's stockholders vote in favor of the approval and adoption of the Amended and Restated Certificate of Incorporation;

RESOLVED FURTHER, that, subject to approval and adoption of the Amended and Restated Certificate of Incorporation by the stockholders of the Corporation in accordance with the preceding resolutions, the Officers be, and they hereby are, authorized and directed to execute the Amended and Restated Certificate of Incorporation certifying that the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 of the DGCL, and to cause the same to be filed with the Secretary of State of the State of Delaware and to do all acts and things that may be necessary or proper to effect the Amended and Restated Certificate of Incorporation; and

RESOLVED FURTHER, that, at any time prior to the effectiveness of the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, the Board hereby reserves the right to abandon the Amended and Restated Certificate of Incorporation and not to file the Amended and Restated Certificate of Incorporation, even if approved by the Corporation's stockholders, if the Board, in its discretion, determines that the Amended and Restated Certificate of Incorporation is no longer in the best interests of the Corporation or its stockholders.

3. Approval of Issuance of Class A Non-Voting Stock

RESOLVED, that, pursuant to the Class A Non-Voting Stock Financing, the Board approves and authorizes the issuance of up to 1,200,000 shares of Class A Non-Voting Stock to the purchasers party to the Subscription Agreement in accordance with the terms and conditions of the Subscription Agreement;

RESOLVED FURTHER, that, upon such issuance of the Class A Non-Voting Stock in accordance with the terms and conditions of the Subscription Agreement, and in exchange for the consideration provided therein, such Class A Non-Voting Stock shall be duly authorized, validly issued, fully paid and non-assessable; and

RESOLVED FURTHER, that the shares of Class A Non-Voting Stock to be sold and issued pursuant to the Class A Non-Voting Stock Financing shall be offered, sold and issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, or Regulation D and/or Regulation CF thereunder, and the state "Blue Sky" laws as shall be applicable, and that the appropriate officers of the Corporation (each, an "***Officer***" and collectively, the "***Officers***"), be, and each of them hereby is, authorized and directed in the name and on behalf of the Corporation to determine the states in which appropriate action shall be taken to qualify or register for sale and issuance of shares of Class A Non-Voting Stock, take any and all actions as any such Officer may, in his or her sole discretion, deem necessary or appropriate in order to comply with such state laws, and in connection therewith execute and file with the appropriate state offices any forms or notices as may be necessary or appropriate pursuant to federal and state securities laws.

4. Approval of Amended and Restated Bylaws

WHEREAS, the Board believes it is in the best interests of the Company and its stockholders to amend Section 36 (*Restrictions on Transfer*) of the Company's Bylaws (the "***Bylaws***") to delete such provision; and

WHEREAS, pursuant to Article 9 of the Company's Certificate of Incorporation (Amendment of *Bylaws*) and Section 45 (*Amendments*) of the Company's Bylaws, the Board is authorized to so amend the Bylaws.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority granted to the Board, Section 36 (*Restrictions on Transfer*) of the Bylaws be and hereby is amended in its entirety as follows:

"**Section 36 [RESERVED].**"

RESOLVED FURTHER, that, pursuant to the authority granted to the Board, Article XIV (**Right of First Refusal**) and Section 46 (*Right of First Refusal*) of the Bylaws be and hereby are amended in their entirety as follows:

"**Article XIV**

[RESERVED]

Section 46 [RESERVED]."

RESOLVED FURTHER, that, after giving effect to the amendment of each of Section 36, Article XIV and Section 46 of the Bylaws as provided herein, the Bylaws shall be amended and restated in their entirety.

5. Ratification of Prior Acts.

NOW, THEREFORE, BE IT RESOLVED, that all acts and things previously done by any of the Officers or any member of the Board in connection with the foregoing resolutions, on or prior to the date hereof, in the name and on behalf of the Corporation, are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation.

6. General Authorization.

NOW, THEREFORE, BE IT RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as such Officer may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by such Officer of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by such Officer of any action in connection with the foregoing matters shall conclusively establish such Officer's authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof;

RESOLVED FURTHER, that, in accordance with the Corporation's Bylaws, this Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same action;

RESOLVED FURTHER, that every act, action, agreement, document or instrument done, performed, made, executed or delivered by, on behalf of or in the name of the Corporation in order to carry out the purposes and intentions of this Consent is hereby authorized, approved and ratified in all respects;

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Board of the Corporation is authorized to certify and deliver a copy of this Consent to such persons, corporations, entities or firms as such Secretary or Assistant Secretary may deem necessary or advisable; and

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Corporation hereby is authorized and directed to file this Consent with the minutes of the proceedings of the Board.

[Remainder of page intentionally left blank]

[Signatures on following page]

Each of the undersigned has executed this Action by Unanimous Written Consent as of the date set forth under his or her name.

DocuSigned by:
Rolan Reichel
6B0A11D436234AC...

Rolan Reichel

Date: June 14, 2021

DocuSigned by:
Pablo Munoz de Cote
106D7C55453E452...

Pablo Muñoz de Cote Schonbrunn

Date: June 14, 2021